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                                    EXHIBIT 1

FOR FURTHER INFORMATION CONTACT:

Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867

FOR IMMEDIATE RELEASE
TUESDAY, SEPTEMBER 5, 1995


              CLARCOR ANNOUNCES ACQUISITION OF FILTRATION BUSINESS
                       FROM HASTINGS MANUFACTURING COMPANY



ROCKFORD, IL, SEPTEMBER 5,1995 -- CLARCOR announced today the signing of a definitive agreement and closing on the acquisition of the assets comprising the filtration business of Hastings Manufacturing Company, a diversified, publicly held company based in Hastings, Michigan. CLARCOR will add Hastings' automotive and light truck filter product lines to its Baldwin Filters unit. The acquisition is expected to increase the sales of CLARCOR's Filtration Products segment by approximately 20 percent, and CLARCOR sales overall by about 15 percent.

According to terms of the agreement signed Friday, September 1, 1995, effective Monday, September 4, 1995, CLARCOR will acquire a manufacturing facility in Yankton, South Dakota, a distribution center in Knoxville, Tennessee, manufacturing equipment in Hastings, Michigan, inventories, and certain other assets.

The acquisition will have a significant impact on the sales of CLARCOR's Filtration Products segment, which accounted for 74 percent of its fiscal 1994 sales and 82 percent of operating income. CLARCOR's Filtration Products segment produced net sales of $200 million in the fiscal year ended November 30, 1994, while Hastings' 1994 filtration sales exceeded $40 million.

"The acquisition of the Hastings filtration product line solidifies Baldwin Filters' position as the nation's largest supplier of heavy duty liquid and air filters to independent aftermarket distributors," commented Lawrence E. Gloyd, CLARCOR's Chairman of the Board and Chief Executive Officer.

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"From an operations standpoint, the Hastings acquisition will greatly expand the manufacturing capacity, distribution channels and product lines of CLARCOR's Baldwin Filters unit," Gloyd said.

"The benefits are essentially three-fold. First, we acquire additional manufacturing capacity, which we need to meet the increasing demand for Baldwin products. The Hastings plant has low operating costs and is highly productive, and we expect it to help reduce our overall cost structure in manufacturing automotive and light truck filters.

Second, we have the opportunity to distribute Baldwin and Hastings products through the distribution channels of both companies. And third, we will acquire two highly respected brand names -- Hastings Filters and Casite Filters -- which will significantly strengthen Baldwin's penetration and position in the aftermarket," Gloyd said in describing the impact of the acquisition.

Gloyd said the acquisition would add approximately $8-10 million in sales to CLARCOR for the fiscal year ending November 30, 1995. "Due to costs associated with the acquisition, particularly the costs of moving equipment and integrating the Hastings work force into Baldwin's, we expect the acquisition to reduce CLARCOR's fiscal 1995 earnings by about four to five cents per share. However, in fiscal 1996, we expect the acquisition to add over $40 million in sales and make a positive contribution to earnings per share.

"We believe this acquisition will significantly enhance CLARCOR's shareholder value. Through the years, we have successfully integrated a number of acquisitions into our Filtration Products segment, and we are particularly positive about the outlook for Hastings Filters. There are tremendous opportunities to increase the Filtration Products segment's overall profitability and market strength through the sharing of Baldwin's and Hastings' engineering, research, distribution and manufacturing capabilities."

Gloyd said the acquisition will be financed through a new long-term credit arrangement. While the acquisition will increase CLARCOR's long-term debt temporarily, he expects the company to gradually reduce the amount of long-term debt through available cash flow from operations, as it has in each of the past three fiscal years.

CLARCOR is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer products sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.